February 11, 2026

Stuart Bodden
President and Chief Executive Officer
Ranger Energy Services, Inc.
10350 Richmond, Suite 550
Houston, Texas 77042

       Re: Ranger Energy Services, Inc.
           Registration Statement on Form S-3
           Filed February 3, 2026
           File No. 333-293166
Dear Stuart Bodden:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Nicholson at 202-551-3584 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Heath Trisdale